UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)1

Atlantic Power Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

04878Q863

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,453,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,453,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 04878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,453,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,453,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 04878Q863

1	NAME OF REPORTING PERSON

MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,453,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,453,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 04878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS FUND (CAYMAN DRAWDOWN), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,453,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,453,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 04878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS FUND (CAYMAN PARTNERSHIP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,453,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,453,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 04878Q863

1	NAME OF REPORTING PERSON

MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,453,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,453,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 04878Q863

1	NAME OF REPORTING PERSON

MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,453,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,453,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 04878Q863

1	NAME OF REPORTING PERSON

MANGROVE CAPITAL II, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,453,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,453,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

9

CUSIP No. 04878Q863

1	NAME OF REPORTING PERSON

NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,453,654
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,453,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,453,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN, HC

10

CUSIP No. 04878Q863

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 1,453,654 Shares directly owned by Mangrove Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B annexed hereto (“Schedule B”). The aggregate purchase price of the 1,453,654 Shares directly owned by Mangrove Master Fund is, in U.S. dollar terms, approximately $2,710,587, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 93,002,338 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 1, 2020.

A.	Mangrove Master Fund
(a)	As of the close of business on May 7, 2020, Mangrove Master Fund directly owned 1,453,654 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,453,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,453,654

(c)	The transactions in the securities of the Issuer by Mangrove Master Fund since the filing of Amendment No. 12 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Mangrove Fund
(a)	As of the close of business on May 7, 2020, Mangrove Fund, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 1,453,654 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 1.6%

11

CUSIP No. 04878Q863

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,453,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,453,654

(c)	Mangrove Fund has not entered into any transactions in the Shares since the filing of Amendment No. 12 to the Schedule 13D.
C.	Mangrove Fund Cayman
(a)	As of the close of business on May 7, 2020, Mangrove Fund Cayman, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 1,453,654 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,453,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,453,654

(c)	Mangrove Fund Cayman has not entered into any transactions in the Shares since the filing of Amendment No. 12 to the Schedule 13D.
D.	Mangrove Fund Cayman Drawdown
(a)	As of the close of business on May 7, 2020, Mangrove Fund Cayman Drawdown, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 1,453,654 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,453,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,453,654

(c)	Mangrove Fund Cayman Drawdown has not entered into any transactions in the Shares since the filing of Amendment No. 12 to the Schedule 13D.
E.	Mangrove Fund Cayman Partnership
(a)	As of the close of business on May 7, 2020, Mangrove Fund Cayman Partnership, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 1,453,654 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 1.6%

12

CUSIP No. 04878Q863

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,453,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,453,654

(c)	Mangrove Fund Cayman Partnership has not entered into any transactions in the Shares since the filing of Amendment No. 12 to the Schedule 13D.
F.	Mangrove Partners
(a)	As of the close of business on May 7, 2020, Mangrove Partners, as the investment manager of each of Mangrove Master Fund, Mangrove Fund, Mangrove Fund Cayman, Mangrove Fund Cayman Drawdown and Mangrove Fund Cayman Partnership, may be deemed to beneficially own the 1,453,654 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,453,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,453,654

(c)	Mangrove Partners has not entered into any transactions in the Shares since the filing of Amendment No. 12 to the Schedule 13D.
G.	Mangrove Capital
(a)	As of the close of business on May 7, 2020, Mangrove Capital, as the general partner of each of Mangrove Fund Cayman Drawdown and Mangrove Fund Cayman Partnership, may be deemed to beneficially own the 1,453,654 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,453,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,453,654

(c)	Mangrove Capital has not entered into any transactions in the Shares since the filing of Amendment No. 12 to the Schedule 13D.
H.	Mangrove Capital II
(a)	As of the close of business on May 7, 2020, Mangrove Capital II, as the general partner of Mangrove Fund, may be deemed to beneficially own the 1,453,654 Shares directly owned by Mangrove Master Fund.

13

CUSIP No. 04878Q863

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,453,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,453,654

(c)	Mangrove Capital II has not entered into any transactions in the Shares since the filing of Amendment No. 12 to the Schedule 13D.
I.	Nathaniel August
(a)	As of the close of business on May 7, 2020, Mr. August did not directly own any Shares. As a director of each of Mangrove Partners, Mangrove Capital and Mangrove Capital II and the controlling person of each of Mangrove Partners and Mangrove Capital, Mr. August may be deemed to beneficially own the 1,453,654 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,453,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,453,654

(c)	Mr. August has not entered into any transactions in the Shares since the filing of Amendment No. 12 to the Schedule 13D.

As of the close of business on May 7, 2020, the Reporting Persons collectively beneficially owned an aggregate of 1,453,654 Shares, constituting approximately 1.6% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(e)       The Reporting Persons have ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

14

CUSIP No. 04878Q863

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Since January 10, 2018, Mangrove Master Fund entered into a series of cash-settled total return swap agreements with each of Morgan Stanley Capital Services LLC and Barclays Bank PLC as counterparties (the “Swaps”) that establish economic exposure to an aggregate of 1,244,378 notional Shares (the “Subject Shares”), representing in the aggregate approximately 1.3% of the outstanding Shares. The Swaps provide Mangrove Master Fund with economic exposure that is comparable to the economic exposure of ownership but do not provide it with the power to vote or direct the voting of or to dispose or direct the disposition of the Subject Shares. The Reporting Persons hereby expressly disclaim beneficial ownership of the Subject Shares.

On November 15, 2018, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 to Amendment No. 8 to the Schedule 13D and is incorporated herein by reference.

15

CUSIP No. 04878Q863

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2020

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	Mangrove Partners
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND (CAYMAN DRAWDOWN), L.P.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

16

CUSIP No. 04878Q863

THE MANGROVE PARTNERS FUND (CAYMAN PARTNERSHIP), L.P.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL II, INC.

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
Nathaniel August

17

CUSIP No. 04878Q863

SCHEDULE B

Transactions in the Securities of the Issuer Since the filing of Amendment No. 12 to the Schedule 13D

Class of Security	Shares or Notional Shares of Common Stock Purchased/(Sold)	Price Per Share or Notional Share ($US)	Date of Purchase/Sale

THE MANGROVE PARTNERS MASTER FUND, LTD.

Cash-Settled Total Return Swap	1,000	1.8100	03/23/2020
Cash-Settled Total Return Swap	(24,834)	2.1039	04/09/2020
Cash-Settled Total Return Swap	(539,027)	2.0565	04/13/2020
Cash-Settled Total Return Swap	(216,519)	2.0781	04/14/2020
Cash-Settled Total Return Swap	(457,220)	2.0634	04/24/2020
Cash-Settled Total Return Swap	(33,860)	1.9991	04/27/2020
Cash-Settled Total Return Swap	(103,808)	1.9901	04/27/2020
Cash-Settled Total Return Swap	(304,472)	2.0521	04/29/2020
Cash-Settled Total Return Swap	(4,804,625)	2.0000	04/30/2020
Cash-Settled Total Return Swap	(64,800)	1.9583	04/30/2020
Common Stock	(6,341,835)[1]	2.0000	04/30/2020

1 Shares tendered pursuant to the Issuer’s Offer to Purchase and Issuer Bid Circular dated March 25, 2020.